LEAD INVESTOR



John Paul Moscarella President

CleanTech Capital is pleased to continue to invest in Neighborhood Sun, as we have invested into every round to date. Neighborhood Sun has demonstrated exceptional growth to date, and has expanded its footprint from its roots in the Mid-Atlantic to NY state and as far away as Colorado. The company has executed against the business plan at each step of its growth and has developed one of the community solar industry's leading IT platform, which has allowed it to secure more business in a very competitive space. The company's recent merger with Astral Power only reinforced its sales and marketing prowess, and combined with the IT powered tech platform, makes for a formidable leader in the industry. Regulations for community solar are now being deployed among many states in the country (at least 20 and more coming), and the time is now for this investment and Neighborhood Sun has the right management team to make this a successful venture. Climate change is only accelerating and this is one of the most exciting opportunities to start to address this challenge! CleanTech Capital is excited to continue to support Neighborhood Sun.

Invested $50,000 this round & $75,000 previously